EXHIBIT (a)(1)(viii)

Safeway Stock Option Exchange

Final Election Confirmation Statement

Dear [Name of Participating Safeway Employee]:

Under the terms of the Safeway Stock Option Exchange program, outlined below are the options (and Rights, if you hold eligible Rights) you have submitted as your final elections for the stock option exchange program:

Grant #	Grant	Options/Rights	Grant/Base	Options/Rights	Replacement
	Date	Granted	Price	Exchanged	Options/Rights

Please keep this letter for your records.

We confirm with this letter that we have accepted your Exchange Form and have cancelled your surrendered options (or Rights, if you are an employee exchanging eligible Rights) elected for exchange. Subject to your continued employment, your continued status as a resident of the United States or Canada, and certain other terms described in the Offer to Exchange Certain Outstanding Options dated September 7, 2004 and the Supplement to the Offer to Exchange Certain Outstanding Options dated September 21, 2004 (the “Supplement”), you now have the right to receive your replacement stock options (or replacement Rights, if you are an employee exchanging eligible Rights) which will have a per share exercise price equal to the closing sales price of our common stock as quoted on the New York Stock Exchange on the replacement grant date (the per share base price of the SAR component of a replacement Right will be the Canadian dollar equivalent of such closing sales price of our common stock as determined by reference to the Canadian dollar/U.S. dollar exchange rate as reported on the Wall Street Journal on the replacement grant date). We will issue the replacement options and replacement Rights on the first business day that is six months and one day from the date that we cancelled the options and Rights accepted for exchange. Please review the terms and conditions of the option exchange program in the Offer to Exchange Certain Outstanding Options and the Supplement previously mailed to your home. If you have questions regarding the information above, you may call the Safeway Stock Exchange hotline at (877) SWY-EXCH or (877) 799-3924 or send an email to info@safewayexchange.com no later than October 20, 2004.

You will receive no further communication concerning your options or Rights cancelled under this option exchange program. This confirmation notice does not constitute a guarantee of employment with Safeway or any of its subsidiaries for any period.